UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-41444

Intelligent Living Application Group Inc.

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On December 16, 2022, Intelligent Living Application Group Inc., a Cayman Islands Company (the “Company”), held its 2022 Annual Meeting of Shareholders. A quorum was present at the meeting as required by the Amended and Restated Memorandum and Articles of Association of the Company. The final voting results of the matters submitted to a shareholder vote at the meeting are as follows:

Proposal 1: Election of Directors

The following five individuals were elected to the Board of Directors of the Company to serve as directors until the next Annual Meeting of Shareholders or until their successors have been duly elected and qualified as follows:

Nominees	For	Withheld
Bong (Yu Bong) Lau	13,320,075	22,823
Wynn (Po Wang) Hui	13,086,139	256,759
Monique (Ting Mei) Ho	13,320,185	22,713
Jochem Koehler	13,320,494	22,404
Carina (Wan Yee) Chui	13,320,185	22,713

Proposal 2: Ratification of the Appointment of Wei Wei & Co., LLP as the Company’s Independent Registered Public Accounting Firm

The shareholders ratified the appointment of Wei Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, as follows:

For	Against	Abstain
13,086,352	254,107	2,439

Proposal 3: Adoption and Approval of the Intelligent Living Application Group Inc. 2022 Omnibus Equity Plan

The shareholders adopted and approved the Intelligent Living Application Group Inc. 2022 Omnibus Equity Plan as follows:

For	Against	Abstain
13,079,091	259,474	4,333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Intelligent Living Application Group Inc.

Date: December 19, 2022	By:	/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer